SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K
                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


      [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                     For the fiscal year ended December 31, 1996


                                 OR


      [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

              For the transition period from ________ to ________


                         Commission file number 0-22536
                                                -------

             Taneytown Bank & Trust Company Retirement Savings Plan
             ------------------------------------------------------
                             Full title of the plan


                           222 East Baltimore Street
                           Taneytown, Maryland 21787
                           -------------------------
                              Address of the plan


                           Monocacy Bancshares, Inc.
           ----------------------------------------------------------
           Name of issuer of the securities held pursuant to the plan


             Maryland                                             52-1824297
 ---------------------------------                           -------------------
 (State or Other Jurisdiction                                (I.R.S. Employer
 of Incorporation or Organization)                           Identification No.)


       222 E. Baltimore Street
        Taneytown, Maryland                                          21787
 -------------------------------                             -------------------
 (Address of Principal Executive                             (Zip Code)
 Offices)


                                 (410) 756-2655
                ------------------------------------------------
                (Issuer's Telephone Number, Including Area Code)

Item 4

(a)      Financial Statements: Financial Statements of the Plan.

         The information required to be set forth herein is included in the Plan Financial Statements, which is attached hereto in exhibit(13)and is incorporated herein by reference.

(b)      Exhibits:

         (13)     Financial Statements of the Plan

         (23)     Consent of Independent Accountants

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                  Taneytown Bank & Trust Company
                                                  Retirement Savings Plan
                                                  ------------------------------
                                                  (Name of Plan)

                                                  By: Taneytown Bank and Trust
                                                  Company as Plan Administrator

  June 30, 1997                                   /s/ Michael K. Walsch
  -------------                                   ------------------------------
      Date                                        Michael K. Walsch, Executive
                                                  Vice President and Chief
                                                  Operating Officer and Chief
                                                  Financial Officer, Taneytown
                                                  Bank and Trust Company

                                                                    Exhibit (13)

                         TANEYTOWN BANK & TRUST COMPANY
                           RETIREMENT & SAVINGS PLAN

                                REPORT ON AUDITS
                            OF FINANCIAL STATEMENTS

                              FOR THE YEARS ENDED
                           DECEMBER 31, 1996 AND 1995

                               TABLE OF CONTENTS


                                                                            Page
                                                                            ----
INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS

         Statements of Net Assets Available
           for Plan Benefits                                                 2

         Statement of Changes in Net Assets
           Available for Plan Benefits                                     3 - 4

NOTES TO FINANCIAL STATEMENTS                                              5 - 9

SUPPLEMENTARY SCHEDULES RELATING TO
  ERISA AND DOL REGULATIONS

         Schedule of Assets Held for Investment
           Purposes                                                         10

         Schedule of Reportable Transactions                                11

[Stegman & Company Logo]

                          INDEPENDENT AUDITORS' REPORT



To the Administrative Committee of
Taneytown Bank & Trust Company
  Retirement & Savings Plan


         We have audited the accompanying statements of net assets available for benefits of the Taneytown Bank & Trust Company Retirement & Savings Bank as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Taneytown Bank & Trust Company Retirement & Savings Plan as of December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

         Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                          /s/  Stegman & Company

Baltimore, Maryland
June 11, 1997

                         TANEYTOWN BANK & TRUST COMPANY
                           RETIREMENT & SAVINGS BANK

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1996 AND 1995

                                                         1996            1995
                                                      ----------      ----------
ASSETS:
   Investments - at fair value:
     Federated investors:
        Federated Money Market Fund                   $  523,440      $  530,019
        Federated Managed Income Fund                    153,380         123,893
        Federated Managed Growth & Income Fund           339,829         270,570
        Federated Managed Growth Fund                    326,216         309,752
        Federated Managed Aggressive Growth Fund         278,288         231,266
                                                      ----------      ----------
                                                       1,621,153       1,465,500
                                                      ----------      ----------
     Monocacy Bancshares stock                            54,719           -
     Participant Loans                                    42,071          13,223
                                                      ----------      ----------
            Total investments                          1,717,943       1,478,723
                                                      ----------      ----------

   Receivables:
     Employee salary reduction contribution                5,991           5,969
     Employer matching contribution                       12,864          13,251
                                                      ----------      ----------
            Total receivables                             18,855          19,220
                                                      ----------      ----------
            TOTAL ASSETS                               1,736,798       1,497,943

LIABILITIES                                                -               -
                                                      ----------      ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                $1,736,798      $1,497,943
                                                      ==========      ==========

See accompanying notes.

            TANEYTOWN BANK & TRUST COMPANY RETIREMENT & SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                       Federated                          Federated
                                                      Federated       Federated         Managed         Federated          Managed
                                                        Money          Managed          Growth &          Managed        Aggressive
                                                        Market         Income           Income            Growth           Growth
                                                        Fund            Fund            Fund              Fund              Fund
                                                      ---------       --------         ---------        ---------        ----------
ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
   Investment income:
     Net realized and unrealized appreciation
       in fair value of investments                  $    -            $ (1,058)        $  2,420         $ 14,723          $ 15,177
     Interest                                             -               -                -                -                 -
     Dividends                                           24,891           9,063           18,002           19,833            15,085
                                                      ---------      ----------        ---------        ---------         ---------
                                                         24,891           8,005           20,422           34,556            30,262
                                                      ---------      ----------        ---------        ---------         ---------
     Contributions:
       Employer's contribution                            2,450           1,618            4,758            5,816             4,462
       Employer's matching contribution                   4,072            3,599           20,654          18,943            12,994
       Salary reduction contribution                     16,382          11,718           50,541           45,071            29,693
       Rollover contribution                              2,636           2,636            1,315              345             1,463
                                                     ----------      ----------       ----------       ----------        ----------
                                                         25,540          19,571           77,268           70,175            48,612
                                                      ---------       ---------        ---------        ---------         ---------
            Total additions                              50,431          27,576           97,690          104,731            78,874

DEDUCTIONS FROM NET ASSETS
   ATTRIBUTED TO -
   Participant payments and withdrawals                  19,905           3,181           18,007           44,434            39,286
                                                      ---------      ----------        ---------        ---------         ---------
NET INCREASE PRIOR TO INTERFUND
   TRANSFERS                                             30,526          24,395           79,683           60,297            39,588

INTERFUND TRANSFERS                                     (37,105)          5,092          (10,424)         (43,833)            7,434
                                                      ---------      ----------        ---------        ---------        ----------
NET (DECREASE) INCREASE IN
   NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                                         (6,579)         29,487           69,259           16,464            47,022

NET ASSETS AVAILABLE FOR PLAN
   BENEFITS AT BEGINNING OF YEAR                        530,019         123,893          270,570          309,752           231,266
                                                      ---------       ---------        ---------        ---------         ---------
NET ASSETS AVAILABLE FOR PLAN
   BENEFITS AT END OF YEAR                             $523,440        $153,380         $339,829         $326,216          $278,288
                                                       ========        ========         ========         ========          ========


See accompanying notes.


          Monocacy          Partici-                                       Total
        Bancshares            pant                            -------------------------------
          Stock               Loans             Other             1996                1995
      ------------         ---------           -------        -----------         -----------
        $     (32)        $    -             $   -             $   31,230          $   95,450
             -                 2,232             -                  2,232                 858
             -                 -                 -                 86,874              78,403
       -----------        ----------        ----------        -----------         -----------
              (32)             2,232             -                120,336             174,711
        ---------           --------        ----------        -----------         -----------


             -                 -                 -                 19,104              24,596
               862             -                 -                 61,124              58,994
             1,462             -                 -                154,867             138,349
             -                 -                 -                  8,395                 470
        ----------        ----------        ----------        -----------       -------------
             2,324             -                 -                243,490             222,409
          --------        ----------        ----------        -----------         -----------

             2,292             2,232             -                363,826             397,120



             -                   158             -                124,971              84,122
        ----------          --------        ----------        -----------        ------------


             2,292             2,074             -                238,855             312,998

            52,427            26,774              (365)              -                   -
          --------          --------         ---------        -----------        ------------



            54,719            28,848              (365)           238,855             312,998


             -                13,223            19,220          1,497,943           1,184,945
        ----------          --------          --------        -----------         -----------


           $54,719           $42,071           $18,855         $1,736,798          $1,497,943
           =======           =======           =======         ==========          ==========

                         TANEYTOWN BANK & TRUST COMPANY
                           RETIREMENT & SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995




1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           The following are the significant accounting policies followed by the Taneytown Bank & Trust Company Retirement & Savings Plan (the Plan):

           Method of Accounting

                The financial statements are prepared on the accrual basis of accounting.

           Use of Estimates

                The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

           Valuation of Securities

                Investments in mutual funds are presented at fair value as determined by closing prices on national exchanges.

                Investment in Monocacy Bancshares, Inc. stock is valued by the Board of Directors. The per share estimated fair value is determined by reviewing the bid and ask quotations for similar sized institutions.

2.  DESCRIPTION OF PLAN

           The following description of the Taneytown Bank & Trust Company Retirement & Savings Plan (the "Plan") as amended July 1, 1991 provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

           General

                The Plan is a defined contribution plan covering substantially all employees of Taneytown Bank & Trust Company and its affiliates credited with at least six months of eligibility service as defined.

           Contributions

                Participants may elect to have their salary reduced by a minimum of 1% and a maximum of 15%.

                The Plan sponsor will make  contributions of 50% of the first 6%
of  a   participant's   contribution.   Additionally,   the   sponsor  may  make
discretionary contributions to be determined each year.

           Investment Options

                Upon enrollment in the Plan, participants may direct all contributions, in 1% increments, in any of six investment options.

                o      Federated Money Market Fund
                o      Federated Managed Income Fund
                o      Federated Managed Growth & Income Fund
                o      Federated Managed Growth Fund
                o      Federated Managed Aggressive Growth Fund
                o      Monocacy Bancshares, Inc. stock

                Participants may change their investment options four times per year.

           Retirement

                Normal retirement age is 65. Upon retirement, a participant can elect to receive the vested plan account balance in any of the various payment forms provided in the Plan.

           Death Benefits

                Upon the death of an active participants, the participant's beneficiary is entitled to receive a death benefit equal to the vested undistributed balance of the participant's plan account.

           Disability

                In the event, an active participant becomes disabled, he is entitled to the full vested amount of his undistributed plan account.

           Vesting

                The Company's matching deposit account and the Company's basic deposit account contain the following vesting provisions:

                 Completed Years                        Vested
                    of Service                        Percentage
                 ---------------                      ----------
                        1                                 20%
                        2                                 40%
                        3                                 60%
                        4                                 80%
                        5                                100%

                   Notwithstanding the above, a participant shall be fully vested upon death, attainment of normal retirement age, or disability.

                   A participant's elective contributions are always fully vested.

          Termination of the Plan

                   In the event of termination of the Plan, the value of the interests of all affected participants is determined as soon as possible and becomes fully vested. If the sponsor elects, a lump sum payment of each affected participant's undistributed plan account is made.

          Tax Status

                   The Plan is exempt from federal income tax under Sections 401 and 501 of the Internal Revenue Code. The Internal Revenue Service has determined and informed the Plan by letter dated February 17, 1993 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.

3.  TRUSTEE AND PLAN ADMINISTRATION

          Trustee

                   Taneytown Bank & Trust Company's Trust Department is the trustee of the Plan's funds.

          Plan Administration

                   A committee appointed by Taneytown Bank & Trust Company is authorized to adopt rules and regulations necessary to carry out the terms and intentions of the Plan.

          Plan Expenses

                   All expenses related to the administration of the Plan are paid by Taneytown Bank & Trust Company.

          Participant Loans

                   Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance. Interest is charged based on government published indices. Loans to participants are carried at cost which approximates fair value.

4.  INVESTMENTS

          The aggregate cost basis and estimated fair value of the Plan's investments at December 31, 1996 and 1995, are as follows:

Each investment with federated investors is in excess of 5% of plan assets.

                                                                      1996                           1995
                                                         ---------------------------      ---------------------------
                                                                           Estimated                        Estimated
                                                                             Fair                              Fair
                                                           Cost              Value           Cost             Value
                                                         ---------       -----------      ----------       ----------
Federated Investors:
   Federated Money Market Fund                           $ 523,440       $  523,440       $  530,019       $  530,019
   Federated Managed Income Fund                           154,988          153,380          118,907          123,893
   Federated Growth & Income Fund                          339,832          339,829          250,609          270,570
   Federated Managed Growth Fund                           324,261          326,216          281,864          309,752
   Federated Managed Aggressive
      Growth Fund                                          269,370          278,288          208,056          231,266
                                                         ----------      ----------       ----------       ----------
                                                          1,611,891       1,621,153        1,389,455        1,465,500
                                                         ----------      ----------       ----------       ----------
Monocacy Bancshares, Inc. stock                              54,751          54,719            -                -
Participant Loans                                            -               42,071            -               13,223
                                                         ----------      ----------       ----------       ----------
          Total                                          $1,666,642      $1,717,943       $1,389,455       $1,478,723
                                                         ==========      ==========       ==========       ==========


5.  COMMITMENTS AND LIABILITIES

          At December 31, 1996, there were no lease or other commitments or liabilities, fixed or contingent, not included in the financial statements or notes thereto.

6.  PARTIES IN INTEREST

          During 1996, there were no agreements or transactions with parties in interest except as described in the financial statements or notes thereto.

7.  RECONCILIATION TO FORM 5500

          The financial statements at December 31, 1996 differ from Form 5500 filed with the IRS in that net gains (losses) and unrealized appreciation (depreciation) of assets have been combined in the financial statements as net realized and unrealized appreciation (depreciation) in aggregate fair value of investments rather than shown separately as on lines 32b(4) and 32b(5) of Form 5500.

                       SUPPLEMENTAL SCHEDULES RELATING TO
                           ERISA AND DOL REGULATIONS

                         TANEYTOWN BANK & TRUST COMPANY
                           RETIREMENT & SAVINGS PLAN

                   ITEM 27a (FORM 5500) - SCHEDULE OF ASSETS
                          HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1996
                      EMPLOYER IDENTIFICATION #52-0247790
                                   PLAN #003


                                                          (c)
(a)              (b)                          Description of Investment
          Identity of Issue,                   Including Maturity Date,                            (e)
         Borrower, Lessor,                  Rate of Interest, Collateral          (d)            Current
          or Similar Party                       Par or Maturity Value           Cost             Value
         -------------------                ----------------------------         ----            -------
    Federated Money Market Fund                       Money Market             $  523,440      $  523,440

    Federated Managed Income Fund                     Mutual Fund                 154,988         153,380

    Federated Growth & Income Fund                    Mutual Fund                 339,832         339,829

    Federated Managed Growth Fund                     Mutual Fund                 324,261         326,216

    Federated Managed Aggressive
      Growth Fund                                     Mutual Fund                 269,370         278,288

    Monocacy Bancshares, Inc.                         Stock                        54,751          54,719

    Participant Loans                                 AFR                           -              42,071
                                                                               ----------      ----------
                                                                               $1,666,642      $1,717,943

                         TANEYTOWN BANK & TRUST COMPANY
                           RETIREMENT & SAVINGS PLAN

           ITEM 27d (FORM 5500) - SCHEDULE OF REPORTABLE TRANSACTIONS
                               DECEMBER 31, 1996
                      EMPLOYER IDENTIFICATION #52-0247790
                                   PLAN #003



                                                                                                  (h)
                                                                      (f)                       Current
                                                                    Expense                     Value of
                                       (c)            (d)          Incurred          (g)        Asset on          (i)
(a)             (b)                  Purchase       Selling          with          Cost of    Transaction      Net Gain
        Description of Asset           Price         Price        Transaction       Asset         Date         or (Loss)
        --------------------         ---------      -------       -----------      -------    -----------      ---------


                                                          NONE

                        CONSENT OF INDEPENDENT AUDITORS

         We consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-07865) filed on July 10, 1996 and the related Prospectus for the Taneytown Bank & Trust Company Retirement & Savings Plan sponsored by Monocacy Bancshares, Inc. of our report dated June 11, 1997, appearing on page 1 of this Annual Report on Form 11-K.

                                                           /s/ Stegman & Company

Towson, Maryland
June 27, 1997